Exhibit 99.1

A.P. Pharma Logo

News Release

            A.P. PHARMA REPORTS 2006 FIRST QUARTER RESULTS

           -  Phase 3 Clinical Trial for APF530 Initiated  -

REDWOOD CITY, Calif. (May 10, 2006) - A.P. Pharma, Inc. (NASDAQ NM:
APPA), a specialty pharmaceutical company, today reported financial results for the three months ended March 31, 2006.

Recent and Financial Highlights
-------------------------------

*	Royalty interests sold for up to $30 million; $25 million cash received at closing.
*	APF530 Phase 3 clinical trial protocol finalized following FDA input
*	IRB approval received and initiation of sites begun.
*	Enrollment expected to be completed by year's end.
*	Study will enroll approximately 1,350 patients who are being treated with either highly or moderately emetogenic chemotherapy.

Financial Results
-----------------

During the quarter, the Company completed the sale of its interests in royalties on sales of Retin-A Micro(R) and Carac(R) effective October 1, 2005. The company received $25 million at the closing of the transaction and is entitled to receive an additional $5 million on the satisfaction of certain predetermined milestones. As a result of the sale, no royalty revenues were recorded for the first quarter of 2006 compared with $1,282,000 in royalty revenues for the first quarter of the prior year.

Research and development expense was $3,469,000 for the first quarter of 2006, an increase of 90% compared with $1,822,000 in the prior year first quarter. Higher research and development expense in the 2006 quarter reflects preparations for the Phase 3 clinical trial for APF530 which has recently been initiated, as announced on April 27, 2006.

General and administrative expense was $932,000 for the first quarter of 2006, an increase of 10% compared with $849,000 in the prior year first quarter, due primarily to increased legal and consulting fees.

The Company recorded a gain on the sale of its interests in royalties from sales of Retin-A Micro and Carac of $23,421,000 in the first quarter of 2006.

Income from continuing operations was $19,292,000 for the first quarter of 2006, compared with a loss from continuing operations of $1,250,000 in the prior year quarter. Net income for the first quarter of 2006 was $19,299,000, or $0.76 per fully diluted share, compared with a net loss for the first quarter of 2005 of $1,256,000, or $0.05 per share.

Cash, cash equivalents and marketable securities totaled $26,172,000 as of March 31, 2006.

Clinical Update
---------------

As reported on April 27, 2006, the Company initiated a Phase 3 clinical trial using APF530, its product candidate for the prevention of chemotherapy-induced nausea and vomiting (CINV) in patients undergoing either moderately or highly emetogenic chemotherapy. APF530 contains the 5HT3 antagonist anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) drug delivery system.

The APF530 Phase 3 pivotal trial protocol includes a total of approximately 1,350 patients with approximately half receiving moderately emetogenic chemotherapy agents in one group and approximately half receiving highly emetogenic chemotherapeutic agents in another group. In each group there will initially be three arms of approximately 225 patients each; two arms will be treated with APF530, high and low dose form and a third arm will be treated with the currently approved dose of palonosetron (brand name ALOXI(R)). The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy. No other 5HT3 antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

Conference Call
---------------

As noted during the conference call on March 15, 2006 for year-end results, the Company will not hold a conference call to discuss first quarter 2006 results. The Company expects to hold conference calls in the future to provide updates on the progress of the APF530 Phase 3 clinical trial.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management, anti-inflammation and DNA/RNAI applications. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                        Company Contact:
Lippert/Heilshorn & Associates                       Gordon Sangster
Zach Bryant (zbryant@lhai.com)               Chief Financial Officer
Don Markley (dmarkley@lhai.com)                       (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100

                          (Financial tables follow)



                                    A.P. PHARMA, INC.
                                Income Statement Highlights
                            (in thousands, except per share data)
                                     (Unaudited)

                                                             Three Months Ended
                                                           March 31,     March 31,
                                                             2006          2005
                                                           ---------     ---------
Royalties                                                  $     0       $ 1,282
Contract Revenues                                                0            78
                                                            ------        ------
          Total Revenues                                         0         1,360

Operating Expenses:
  Research & Development                                     3,469         1,822
  General & Administrative                                     932           849
                                                            ------        ------

          Total Operating Expenses                           4,401         2,671


Operating Loss                                              (4,401)       (1,311)

Interest Income, Net                                           262            72

Gain on Sale of Interest in Royalties                       23,421             0

Other Income (Expense)                                          10           (11)
                                                            ------        ------

Income (Loss) from Continuing Operations                    19,292        (1,250)

Loss from Discontinued Operations                                0           (18)

Gain on Disposition of Discontinued Operations                   7            12
                                                            ------        ------

Net Income (Loss)                                          $19,299       $(1,256)
                                                            ======        ======

Basic Earnings (Loss) Per Share:
  Income (Loss) from Continuing Operations                 $  0.77       $ (0.05)
                                                            ======        ======

  Net Income (Loss)                                        $  0.77       $ (0.05)
                                                            ======        ======
Diluted Earnings (Loss) Per Share:
  Income (Loss) from Continuing Operations                 $  0.76       $ (0.05)
                                                            ======        ======

  Net Income (Loss)                                        $  0.76       $ (0.05)
                                                            ======        ======

Shares used in Calculating Earnings (Loss)
 Per Share:
  Basic                                                     25,207        25,046
                                                            ======        ======

  Diluted                                                   25,483        25,046
                                                            ======        ======


                            A.P. PHARMA, INC.
                         Balance Sheet Highlights
                             (in thousands)

                                           March 31, 2006    December 31, 2005(1)
                                           --------------    --------------------
                                           (Unaudited)
Assets

Cash, Cash Equivalents and
 Marketable Securities                      $26,172           $ 5,809
Accounts Receivable, Net                         75             1,519
Other Current Assets                            365               320
                                             ------            ------

Total Current Assets                         26,612             7,648

Property and Equipment, Net                   1,095             1,164
Other Non-Current Assets                        139               157
                                             ------            ------
Total Assets                                $27,846           $ 8,969
                                             ======            ======

Liabilities and Stockholders' Equity

Current Liabilities                         $ 2,218           $ 2,766
Stockholders' Equity                         25,628             6,203
                                             ------            ------

Total Liabilities and Stockholders' Equity  $27,846           $ 8,969
                                             ======            ======

(1) Derived from our audited financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission.